EXHIBIT 99.1

RADA Radar Selected for Evaluation by a Branch of the US Military

RADA's Tactical Multi-Mission Hemispheric Radar provides volume surveillance and detection of multiple threat types including, UAVs, manned aircraft, mortars and rockets

Netanya, Israel, July 28, 2015 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) announces the purchase of a Multi-Mission Hemispheric Radar (MHR), by a branch of the US military for testing and evaluation of its capabilities. This purchase, which is the first by this branch of the US military, follows previous purchases of MHRs by leading US integrators and end users for similar purposes. The MHR will be delivered before the end of 2015.

The MHR -- an S-Band, software-defined, Pulse-Doppler, active electronically scanned array radar -- has sophisticated beam forming capabilities and advanced signal processing, provides multiple missions on each radar platform, and offers unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal organic, tactical surveillance solutions for force and border protection applications such as counter rockets and mortars, counter unmanned aerial systems, ground moving target indicator and air surveillance.

Zvi Alon, RADA's CEO, remarked, "We are very pleased with the growing interest in our radars by the US market, which we believe will be one of the most important markets for our radar technology.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of tactical land radars for force and border protection, inertial navigation systems for air and land applications, and avionics systems and upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com